Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
The following table reflects the computation of the ratio of earnings to combined fixed charges and preference dividends for the periods presented (in thousands, except for ratios):

	Year Ended June 30,
	2018	2017	2016	2015	2014
Computation of earnings:
Earnings before taxes	386,126	249,551	290,777	266,044	276,535
Add:
(Income) losses attributable to non-controlling interests	(76)	(256)	(18)	(79)	51
Fixed charges (see below)	137,250	119,124	76,363	54,620	27,934
Share in net (income) loss of equity investees	(5,965)	(5,952)	—	—	—
	517,335	362,467	367,122	320,585	304,520
Computation of combined fixed charges and preference dividends:
Fixed charges:
Interest and other related expense, net	137,250	119,124	76,363	54,620	27,934
Preference dividends	—	—	—	—	—
Total combined fixed charges and preference dividends	137,250	119,124	76,363	54,620	27,934

Ratio of earnings to fixed charges (1)	3.77	3.04	4.81	5.87	10.90
Ratio of earnings to combined fixed charges and preference dividends (1) (2)	3.77	3.04	4.81	5.87	10.90
__________
(1) For the purpose of these calculations, "earnings" is the amount resulting from adding together earnings before taxes, fixed charges, losses attributable to non-controlling interests and our share in net (income) losses of equity investees. "Fixed charges" includes interest expensed and the amortization of capitalized expenses related to indebtedness.
(2) There were no preference shares outstanding for the indicated periods. Accordingly, the ratio of earnings to combined fixed charges and preference dividends was identical to the ratio of earnings to fixed charges for each period.